SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Incorporation of company in Japan for the import and distribution of ethanol

(Rio de Janeiro, December 19, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that its subsidiary, Petrobras Internacional Braspetro BV – PIB BV, with registered offices in the Netherlands, is incorporating Brazil-Japan Ethanol Co., Ltd. in Japan (in Japanese, to be known as Nippaku Ethanol K. K.). The company’s purpose will be to import and distribute Brazilian-produced ethanol and the developing of technical and commercial solutions for the reliable and long term supply of alcohol to the Japanese market.

The ownership of Brazil-Japan Ethanol Co., LtD will be shared equally between Petrobras and Nippon Alcohol Hanbai K.K., a state-owned Japanese company with a 70% share in the distribution of ethanol to the Japanese market. Company management will be shared by the two companies, thus combining their distinctive and complementary know-how, technology and experiences for realizing the safe bulk export of quality fuel ethanol from Brazil to Japan.

The new company will seek to identify technical and commercial solutions for inserting ethanol into the Japanese energy matrix in substitution for fossil fuels and in line with the objective of reducing green houses gases, such as carbon dioxide (CO2), and thus contributing to the success of the Kyoto Protocol. In effect since February 16 2005, the protocol – considered to be the most promising of the approximately 200 agreements on the environment under the auspices of the United Nations - provides for the reduction by industrialized countries of emissions of six gases causing global warming.

Strategically, the incorporation of Brazil-Japan Ethanol Co., Ltd. is in line with the objective fixed in the Strategic Plan 2005-2015 for the internationalization of the Company’s business. It will permit Petrobras to break into one of the most complex and important energy markets in the world, both in terms of ethanol logistics distribution as well as providing additional opportunities for the Company in the fuel distribution sector in Japan.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.